 Exhibit 99.1

SNDL and Nova Cannabis Announce Assignment of Dutch Love Stores to Nova Cannabis and Extension of Credit Facility

This news release constitutes a "designated news release" for the purposes of the prospectus supplement of Nova Cannabis Inc. dated July 22, 2022, to its short form base shelf prospectus dated June 27, 2022.

CALGARY, AB, April 1, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") announced today that SNDL has agreed to assign its rights to own or operate four Dutch Love stores (the "Dutch Love Stores") to Nova (the "Assignment").

"SNDL remains committed to strengthening Nova's retail position and the sustainability of its capital structure, as underscored by the extension of the credit facility," said Zach George, CEO of SNDL. "The assignment of four well-located cannabis retail stores to be owned or operated by Nova creates an opportunity for Nova to open its first Value Buds branded locations in British Columbia and highlights the benefit of SNDL's M&A pipeline."

Pursuant to the Assignment, Nova shall issue to SNDL $8.179 million of Nova shares based on the 20-day VWAP of the Nova shares on March 28, 2024. The closing of the transactions contemplated by the Assignment are subject to customary closing conditions, including the approval of the Toronto Stock Exchange ("TSX") for the listing of the Nova shares issuable to SNDL, court approval and all other regulatory approvals, and is anticipated to close by the end of April 2024. The addition of the Dutch Love Stores is expected to bring Nova's total store count to 100 and SNDL's direct and indirect cannabis store count across all retail banners to 190.

SNDL has also extended the maturity date of the $15 million revolving credit facility (the "Revolving Credit Facility") with Nova for an additional 24 months, to March 31, 2026, and has amended the Revolving Credit Facility to remove SNDL's right to demand repayment prior to the maturity date, subject to certain conditions.

"The updates announced further solidify SNDL's continued support of Nova's growth trajectory," said Anne Fitzgerald, lead independent director of Nova. "We will continue to collaboratively pursue avenues that support Nova's expansion and optionality with our partners at SNDL."

Advisors

McCarthy Tétrault LLP is acting as legal counsel to SNDL. Bennett Jones LLP is acting as legal counsel to Nova.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, SNDL Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates 96 locations across Alberta, Ontario, and Saskatchewan, primarily under its "Value Buds" banner.

Additional information about Nova Cannabis Inc. is available at www.sedarplus.ca and Nova's website at www.novacannabis.ca.

Forward-Looking Information Cautionary Statement
This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expect", "project", "to be", "believe", "anticipate" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding (among other things) the receipt of TSX approval of the issuance of Nova common shares as consideration for the Dutch Love Stores, the anticipated closing date of the Assignment, and the anticipated number of cannabis retail stores owned and/or operated by Nova and SNDL upon closing of the Assignment. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the identification by SNDL and Nova of opportunities that they each view as being in the best interests of their respective shareholders and their ability to satisfy the closing conditions contained in the Assignment. Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because neither SNDL nor Nova can give any assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Nova and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: risks associated with general economic conditions; adverse industry events; conditions in the liquor and cannabis industries; the risk that Nova or SNDL does not receive any necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail cannabis stores; and the impact of general economic conditions.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 19:29e 01-APR-24